Third Quarter 2021 Results November 2021 Exhibit 99.2

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA and EBITDA margin. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

14,100+ Employees as at Sep 30, 2021 Highlights – Third Quarter 2021 +41% YoY Revenue US$109m EBITDA1 US$39m EBITDA Margin1 35.5% Net profit US$22m +51% YoY Q3 20: 33.3% +47% YoY 16 Logos added in 2021 year-to-date 91% Revenue from Southeast Asia for Q3 93% Revenue from New Economy2 clients for Q3 First revenue contribution: 48 Clients globally as at Sep 30, 2021 Convenience translation - The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3611 to US$1.00, being the approximate rate in effect as of September 30, 2021. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 1. EBITDA is defined as profit for the period before interest expense, interest income, income tax expense, depreciation and amortization expense. EBITDA margin is defined as EBITDA for the period as a percentage of revenue for the period. EBITDA and EBITDA margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. 2. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. All amounts in USD unless stated otherwise

TDCX OVERVIEW 01.

Spectrum of services tailored to our clients’ needs Services and Solutions Highly tailored services for complex interactions such as technical support for software and sales campaigns Inbound and outbound contacts covering the entire customer life cycle Extensive network of delivery centers with talent proficient in >20 languages Developing online advertising campaigns for key clients and SMEs Optimizing advertising campaign key words and target demographics Analytical capabilities that provide business insights through user-friendly data visualizations Providing a human touch to content monitoring and moderation services Review of social media platforms for content that violates terms of service Good understanding of local languages and political and social context of social media exchanges to ensure effective service offerings Q3 2021 Revenue Contribution1 62% 22% 14% Content Monitoring & Moderation Sales & Digital Marketing Omnichannel CX Source: Company F-1 Public Filing. 1. Excludes Other service fees which include revenues classified in the Consolidated Financial Statements as workspace, payroll outsourcing and other services

Focus on Supporting New Economy1 Clients Growth drivers of our business Increasing demand for CX services, especially in Southeast Asia, from New Economy1 clients 19.0% 4.1% 16A-25E CAGR CAGR: 7.0% New Economy1 Traditional Economy 17.4% CAGR: 4.4% 1.6% 16A-25E CAGR SEA CX Market Size (US$b) Global CX Market Size (US$b) Attractive client base of market leaders in fast-growing industries Leading Search Engine Leading Mobile Device Company Leading Video Game Developer Leading Regional E-Commerce Platform Leading Streaming Platform Global Payments Platform Source: Company F-1 Public Filing, Frost & Sullivan. Market sizing based on delivery locations which includes both onshore and offshore data. 1 “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. Leading Travel & Hospitality Platform Leading Social Media Platform

Strong global presence in 10 key geographies 14,100+ Employees Globally (as of 30 September 2021) Singapore Malaysia Thailand China Philippines Spain Japan Colombia1 India1 CHINA PHILIPPINES JAPAN THAILAND SPAIN COLOMBIA INDIA MALAYSIA SINGAPORE ROMANIA Romania1 Q3 2021 Revenue Breakdown by Geography Philippines 26.3% Singapore 26.3% Malaysia 25.8% Thailand 12.2% China 2.2% Japan 5.7% Others 1.5% 1. India and Colombia are new offices opened in 2020 while Romania is a new office established in 2021. TDCX entered into the first MSA to provide services from the Colombia office in July 2021.

TDCX's competitive advantages

Multi-Geographical Presence Serving High Growth Clients

- ✓ Pan Asia Footprint + Spain, Colombia & Romania — **10** Geographies
- ✓ Successful Offshore Operations — **>90%** Revenue from Southeast Asia
- ✓ Focus on High Growth New Economy[1] Clients — **93%** Q3 2021 Revenue from New Economy Clients

Agile Business Model Providing Complex and Tailored Services

- ✓ Focus on Complex Services — **>60%** of employees are college or university graduates
- ✓ Domain Expertise — Deep understanding of fast-growing verticals
- ✓ Cutting Edge Technology — Proprietary technologies with data analytics capabilities

Unique Culture Aligned with Clients with a Strong Focus on Talent & Innovation

- ✓ Better employee outcomes — **25% v. 30-34%** 2020 voluntary attrition rate (TDCX vs. industry avg.); **89%** 2021 Employee Satisfaction Score
- ✓ Better employee Through-put — **\$10.3k v. \$5.2k[2]** 2020 EBITDA per Employee (TDCX vs. CX Peers)
- ✓ Culture Aligned With Tech Clients



Source: Company F-1 Public Filing.

1. "New Economy" refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth.
2. Based on average of FY2020 EBITDA per employee for CX peers. FX rate of 1 US\$ = 1.3444 S\$ assumed in converting financials from Singapore dollar to US dollar.

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FINANCIALS 02.

Strong and growing profitability EBITDA Margin2 (%) 30.6% 32.7% 32.9% Profit for the period (US$m1) EBITDA2 (US$m1) Revenue (US$m1) Strong profitability with Industry leading EBITDA margins resulting from: Focus on high-growth CX segment Strong exposure to New Economy3 clients Focus on complex offerings Regionalization of operations underpinned by multilingual hubs >90% of agents based in Southeast Asia 1. FX rate of US$1 = S$1.3611 assumed in converting financials from Singapore dollar to US dollar. 2. EBITDA and EBITDA margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. 3. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. 4. For the nine months ended September 30, 2021 32.7% 4 4 4

Q3 financial performance EBITDA Margin2 (%) 33.3% 35.5% Profit for the period (US$m1) EBITDA2 (US$m1) Revenue (US$m1) 1. FX rate of US$1 = S$1.3611 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of September 30, 2021. 2. EBITDA and EBITDA margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix.

Robust revenue growth across service offerings and geographies Revenue Breakdown by Service (US$m1) Revenue Breakdown by Geography (US$m1) 1. FX rate of US$1 = S$1.3611 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of September 30, 2021. +41% +41% 77 109 Total might not add up due to rounding

Operating expenses rose slower than revenue growth Operating Costs as a % of Revenue (%) Total Operating Cost (US$m1) 77.2% 74.0% Total might not add up due to rounding 1. FX rate of US$1 = S$1.3611 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of September 30, 2021.

Financial Outlook Revenue (millions)1 Revenue growth (YoY) at midpoint EBITDA Margin2,3 S$549 to S$553 (US$403 to US$406) 26.7% Approximately 31.7% to 32.2% FY2021 Outlook 1. FX rate of US$1 = S$1.3611 assumed in converting financials from Singapore dollar to US dollar. 2. Excludes Performance Share Plan costs, which will be recognized from 4Q 2021 onwards. 3. EBITDA margin is defined as EBITDA for the period as a percentage of revenue for the period. EBITDA is a supplemental, non IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix.

APPENDIX

Summary Financials Income Statement (US$m) FY20181 FY20191 FY20201 Q3 20201 (Unaudited) Q3 20211 (Unaudited) Revenue 133.2 242.6 319.4 77.3 109.3 Employment Benefits Expense (80.4) (139.5) (189.5) (46.3) (63.6) Depreciation Expense (9.5) (18.1) (24.3) (6.3) (7.6) Rental and Maintenance Expenses (1.9) (6.8) (7.8) (1.7) (1.5) Recruitment Expense (2.8) (4.9) (5.9) (1.3) (2.2) Transport and Travelling Expense (1.0) (1.5) (1.1) (0.4) (0.3) Telecommunication and Technology Expense (1.8) (3.3) (4.6) (1.2) (1.8) Interest expense (0.8) (2.1) (2.2) (0.6) (2.0) Other Operating Expenses (5.0) (7.7) (11.6) (1.9) (1.8) Interest Income 0.2 0.3 0.4 0.1 0.1 Other Operating Income 0.4 0.5 6.1 1.2 0.7 Profit Before Tax 30.6 59.5 78.9 19.0 29.3 Income Tax Expenses (2.6) (5.5) (15.7) (3.9) (7.1) Profit for the period 28.0 54.0 63.2 15.1 22.2 1. FX rate of US$1 = S$1.3611 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of September 30, 2021. 2. Share of profit from an associate and gain on disposal of a subsidiary not shown as they are not significant. 3. Totals might not add up due to rounding.

Non GAAP Reconciliations – EBITDA reconciliation Reconciliation of EBITDA (US$m) FY20181 FY20191 FY20201 Q3 20201 (Unaudited) Q3 20211 (Unaudited) Profit for the Period 28.0 54.0 63.2 15.1 22.2 Adjustments: Depreciation Expense 9.5 18.1 24.3 6.3 7.6 Income Tax Expense 2.6 5.5 15.7 3.9 7.1 Finance Cost 0.8 2.1 2.2 0.6 2.0 Interest Income (0.2) (0.3) (0.4) (0.1) (0.1) EBITDA 40.7 79.4 105.0 25.7 38.8 1. FX rate of US$1 = S$1.3611 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of September 30, 2021. 2. Totals might not add up due to rounding

CX Centric ITO Centric Predominately serving New Economy1 Companies Predominately serving Traditional Companies Global Leaders / Traditional CX Companies Blended Voice, Non-voice CX Companies Traditional IT Services Companies Pure-Play Digital CX Service Companies Pure-Play Digital Services Companies Source: Company F-1 Public Filing, Frost & Sullivan. 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. 2. Voxpro is a subsidiary of Telus International. Competitive Landscape Outsourced Business Support Services 2

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